UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board nominations April 3, 2015 – 8:00 a.m. CET

DELHAIZE GROUP ANNOUNCES NOMINATIONS FOR THE BOARD OF DIRECTORS

BRUSSELS, Belgium, April 3, 2015 – Delhaize Group is pleased to announce the nominations of Mrs. Dominique Leroy and Mr. Patrick De Maeseneire to become independent members of the Board of Directors.

At the Ordinary Shareholders’ Meeting, to be held on May 28, 2015, the Board of Directors of Delhaize Group will propose the appointment of Mrs. Dominique Leroy and Mr. Patrick De Maeseneire as directors for a term of four years.

Mrs. Leroy has been Chief Executive Officer of Belgacom SA and member of the Board of Directors of Belgacom SA since January 2014. She began working at Belgacom as Vice President Sales for the Consumer division in October 2011. In June, 2012, Dominique Leroy held the position of Executive Vice President of the Consumer Business Unit of Belgacom and member of the Management Committee of Belgacom Group. Prior to Belgacom, Mrs. Leroy worked for 24 years at Unilever. She was Managing Director of Unilever Belux and member of Unilever’s Benelux management committee. She previously held various positions in marketing, finance and customer development.

Mrs. Leroy is independent Board Member at Lotus Bakeries. Mrs. Leroy holds a degree in Business Engineering from the Solvay Business School of Brussels University (ULB).

Mr. De Maeseneire has been Chief Executive Officer of Adecco S.A. since June 1, 2009. Between 1998 and 2002, Mr. De Maeseneire held leading positions within the Adecco Group, starting as country manager for the Benelux region before leading the Adecco Group’s worldwide professional staffing business from New York. Mr. De Maeseneire started his professional carrier in 1980 at Arthur Andersen (Consulting). Between 1980 and 1997, he held executive positions at Wang, Apple Computer, Sun International and at the Belgian TV station VTM. In 2002, Mr. De Maeseneire joined the chocolate manufacturer Barry Callebaut where he served as CEO until 2009, when he returned to Adecco as CEO.

Mr. De Maeseneire earned a Master’s degree in commercial engineering at the Solvay Business School of Brussels University (VUB), Belgium and a special license in marketing management at the Vlerick Leuven Gent Management School, Belgium. Mr. De Maeseneire also completed studies in business management at the London Business School and INSEAD, Fontainebleau, France. In 2007, Mr. De Maeseneire was granted the title of Baron by King Albert II of Belgium.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2014, Delhaize Group’s sales network consisted of 3 402 stores. In 2014, Delhaize Group recorded €21.4 billion ($29.4 billion) in revenues and €89 million ($118 million) net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, changes in the composition of the Board of Directors, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Board nominations – April 3, 2015	1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 7, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President